On December 15, 2006, AllianceBernstein Large Cap Growth Fund, Inc. (the Fund) acquired all of the assets and assumed all of the liabilities of AllianceBernstein Premier Growth Institutional Fund
(PGIF), a series of AllianceBernstein Institutional Funds, Inc.
(AIF), in exchange for shares of the Fund pursuant to an Agreement and Plan of Acquisition and Liquidation among AIF, on behalf of PGIF, the Fund, and AllianceBernstein L.P (the Acquisition) that was approved by the shareholders of PGIF at a Special Meeting of PGIFs shareholders held on November 7, 2006 (the Special Meeting).
On August 3, 2006, the Directors of AIF and the Fund had approved and declared advisable the Acquisition of PGIF by the Fund and had directed that the Acquisition be submitted to the shareholders of PGIF for approval at the Special Meeting. On December 15, 2006 the acquisition was accomplished by a tax-free exchange of 3,393,370 shares of the Fund for 6,165,616 shares of PGIF. The aggregate net assets of the Fund and PGIF immediately before the acquisition were $2,820,945,651 and $71,691,963 (including $16,587,570 of net unrealized appreciation of investments and foreign currency denominated assets and liabilities), respectively. Immediately after the acquisition, the combined net assets of the Fund amounted to $2,892,637,614.


AllianceBernstein Large Cap Growth Fund, Inc.
811-06730
Exhibit 77M

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